SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-21150

                           NOTIFICATION OF LATE FILING
(Check One):  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
              [ ] Form N-SAR

For Period Ended:  September 30, 2001
[ ]  Transition Report on Form 10-K     [ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 20-F     [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR


For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I. REGISTRANT INFORMATION

Full name of registrant:     Directrix, Inc.

Former name if applicable:

Address of principal executive office:    236 West 26th Street - Suite 12W
                                          New York, New York  10001


                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III. NARRATIVE.

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Registrant has had several subsequent events including negotiations pertaining to the establishment of the Los Angeles based facility and negotiations pertaining to new sources of capital and equity financing. Time spent by management on these transactions and the determination of the impact of some of these transactions in the financial statements and disclosures in the report did not permit timely filing of the Form 10-QSB for the quarter ended September 30, 2001 without unreasonable effort and expense.

                           PART IV. OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification:

             Donald J. McDonald, Jr.               (212) 741-6511
           ---------------------------     ------------------------------
                     (Name)                 (Area code)(Telephone number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         [X] Yes   [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [X] Yes   [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Directrix, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: 11/14/01           By: /s/ Donald J. McDonald, Jr.
                             ---------------------------------------------------
                             Donald J. McDonald, Jr., President, Director,
                             Chief Financial Officer and Principal Accounting Officer

                             STATEMENT TO FORM 12B-25

         For the six months ended September 30, 2001, Directrix reported a net loss of $2.9 million as compared to a net loss of $5.0 million for the corresponding period in 2000. The decrease in net loss for the six months ended September 30, 2001 was primarily attributable to the inclusion of a $5.2 million extraordinary gain on extinguishment of transponder debt. Also contributing to the decrease in net loss for the six months ended September 30, 2001 are decreases in satellite expenses of $2.9 million and selling, general and administrative expenses of $0.5 million. Offseting the decreases in net loss for the six months ended September 30, 2001 are the $4.6 million transponder penalty associated with the termination of the Transponder Agreement during the three months ended June 30, 2001, a decrease in revenue of $1.0 million, increase in interest expense of $0.4 million, and increase in broadband expenses of $0.5 million.

         For the three months ended September 30, 2001, Directrix reported net income of $3.5 million as compared to a net loss of $2.9 million for the corresponding period in 2000. The decrease in net loss for the three months ended September 30, 2001 was primarily attributable to the inclusion of a $5.2 million extraordinary gain on extinguishment of transponder debt. Also contributing to the decrease in net loss for the three months ended September 30, 2001 are decreases in satellite expenses of $1.6 million and selling, general and administrative expenses of $0.3 million. Offseting the decreases in net loss for the three months ended September 30, 2001 are a decrease in revenue of $0.5 million, increase in interest expense of $0.1 million, and increase in broadband expenses of $0.1 million.